News Release

Alexco Reports Second Quarter 2012 Financial Results

August 7, 2012 - Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) today reports its financial results for the second quarter of 2012. All figures are expressed in Canadian dollars unless otherwise stated. Alexco produced 458,472 ounces of silver during the quarter, compared to 464,324 ounces of silver in the same period a year ago. A temporary decrease in ore grades due to planned mine sequencing at the Bellekeno mine in the Keno Hill Silver District in Canada’s Yukon Territory, as well as significantly lower metals prices for the period, resulted in a second quarter 2012 net loss of $2.7 million. Planned production for the third and fourth quarters from higher grade areas of the mine are expected to keep Alexco on track for its projected full year production guidance of about 2.2 million ounces of silver in 2012.

Highlights of Second Quarter

  Bellekeno mine revenue of $17.4 million and gross profit of $817,000, on sales of 4,983 tonnes of lead- silver and zinc concentrate
  Net loss of $2.7 million ($0.03 basic and diluted loss per share) for the three months ended June 30, 2012 on combined mining and environmental services revenue of $19.6 million
  Production of 458,472 ounces silver, 3.7 million pounds lead and 1.3 million pounds zinc
  Realized metal prices during the quarter averaged US$27.84 per ounce silver, US$0.87 per pound lead and US$0.85 per pound zinc
  Cash costs of production1 over the quarter of $15.53 per ounce of payable silver produced, net of by- product credits
  Cash flows from operating activities for the quarter of $6.7 million
[1]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s June 30, 2012 MD&A for explanation and reconciliation.

Alexco President and Chief Executive Officer Clynt Nauman said, “Clearly, we are not happy with our second quarter cash cost per ounce, which is a consequence of mining lower grade ore along with concurrent lower metals prices, exacerbated by mill performance that has been impacted by mechanical delays in the agitation and dewatering circuits. The lower grade ore is a result of a high ratio of peripheral, lower grade ore that was sequenced for extraction during the second quarter in advance of higher volume and higher grade production in the latter half of 2012. In terms of metals prices, an overall 23% and 15% reduction in lead and zinc prices respectively since this time last year has resulted in an approximately $4.00 increase in the cash cost per ounce of silver via reduction of by-product credits compared to the second quarter of 2011. The lower grade mine production when matched to mill throughput as it was in the second quarter accounted for an approximate additional $3.50 increase per ounce in the cash cost compared to a year ago. Overall, this is a simple matter of processing ore tonnes with fewer ounces (lower grade), resulting in per-tonne mining costs to be spread over fewer ounces. In the third and fourth quarters, we will begin to process the much higher grade ore now set up for long-hole mining from the stope preparation work we’ve been doing during the first half of 2012.”

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Nauman continued, “Our mill performance must improve to fully unlock the value in the Keno Hill Silver District, and we are working to put in place a revised plan to achieve this objective. In one sense, we are still in a building phase at Keno Hill: building resources and building new mines. But in another sense, we have yet to realize the design capacity of 400 tonnes per day in the existing plant, and achieving design throughput is our major focus over the next several months. We have clear opportunities for improved performance and my enthusiasm for the potential in this high grade silver mining district remains unabated.”

Summary Financial Results and Information

(expressed in thousands of dollars,
except per share amounts)	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011

Revenue from mining operations	17,357	19,473	40,518	38,269
Gross profit from mining operations	817	5,820	7,974	14,917

Revenue from environmental services	2,208	1,772	3,792	3,447
Gross profit (loss) from environmental services	927	(909)	984	(1,006)

Revenue from all operations	19,565	21,245	44,310	41,716
Gross profit from all operations	1,744	4,911	8,958	13,911

Income (loss) before taxes	(2,986)	1,455	(8)	6,095
Net income (loss)	(2,665)	837	(1,326)	4,257
Total comprehensive income (loss)	(2,055)	835	(1,323)	4,244
Earnings (loss) per share – basic and diluted	($0.04)	$0.01	($0.02)	$0.07
Cash flows from operating activities	6,725	7,194	13,946	14,410

Recognized metal prices:[1]
Silver (USD per ounce)	$27.84	$35.01	$30.74	$37.45
Lead (USD per pound)	$0.87	$1.13	$0.92	$1.16
Zinc (USD per pound)	$0.85	$1.00	$0.89	$1.02

[1]	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Bellekeno Mine Operations

During the second quarter of 2012, the Bellekeno mine, located in the Keno Hill Silver District in Canada’s Yukon Territory, produced 4,315 tonnes of concentrate comprising 2,954 tonnes of lead-silver concentrate and 1,361 tonnes of zinc concentrate. Average mill throughput in the three month period ended June 30, 2012 was 244 tonnes per day (tpd) compared to 208 tpd in the second quarter of calendar 2011 and 234 tpd during the three months ended March 31, 2012. The Keno Hill District mill processed 17% more tonnes compared to the same period in 2011, even though mill operations were hampered by mechanically-based agitator, thickener and filtration delays related in part to the relatively lower grade ore processed, fixed plant maintenance and lead time to delivery on critical spares. In addition, mill production was suspended for approximately two days in June due to wildfires and subsequent redeployment of some employees and equipment to assist in fire control as well as support and assist local residents. Mill availability during the second quarter was 90% and mill throughput per hours of runtime continues to improve.

Recognized silver prices during the second quarter of 2012 were over 20% lower compared to the same period in 2011 and over 15% lower than the first quarter of 2012, with recognized lead prices dropping 23% and 8% during the same periods. As a result, despite increased volumes of silver and lead being sold, revenue recognized from sale of concentrate in the three months ended June 30, 2012 totaled $17,357,000, compared to $19,473,000 in the second quarter of calendar 2011.

Gross profit from Bellekeno in the three months ended June 30, 2012 was $817,000, while cash costs of production over that three month period were $15.53 per ounce of payable silver. The increase in per-ounce costs of production is due primarily to a reduction in head grades in the quarter, lower base metal credits resulting from decreased lead and zinc prices, and lower lead and zinc mill recoveries. The substantially reduced head grades in the quarter arose in part due to underground operations sequencing through lower grade material as per the mine plan. Additionally, however, through the first half of 2012 a number of higher-grade stopes have been prepared for long-hole mining to position the mine for a higher grade and increased production capacity in the third quarter and beyond. At June 30, 2012, over 26,000 tonnes of higher-grade resources were held in-situ within these prepared long-hole stopes. Lower grade resources were taken during the second quarter to maintain the output rate of the mine, including over 7,000 tonnes of low-grade material mined from outside the defined resource and averaging 507 grams per tonne silver, 8.1% lead and 4.2% zinc. Operationally, despite the grade-driven increase in per-ounce costs of production, mining and milling costs on a per-ore-tonne basis have shown steady improvement through 2012, with second quarter 2012 per-ore-tonne costs 8% lower than first quarter 2012 and 21% lower than fourth quarter calendar 2011.

Comparative operating statistics for Bellekeno for the quarter and year-to-date are summarized as follows:

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011

Ore tonnes mined	19,273[1]	22,166	42,668	38,627
Ore tonnes processed	22,209	18,928	43,460	36,978
Grade of ore processed:
Silver (grams per tonne)	704	822	800	825
Lead	8.8%	10.5%	10.0%	10.3%
Zinc	4.9%	6.5%	5.3%	5.8%
Recoveries:
Silver	91%	93%	93%	93%
Lead in lead concentrate	85%	93%	89%	92%
Zinc in zinc concentrate	55%	65%	56%	61%
Concentrate production:
Lead concentrate:
Tonnes produced	2,954	2,683	6,330	5,059
Concentrate grade:
Silver (grams per tonne)	4,604	5,164	4,892	5,390
Lead	56%	69%	62%	69%
Zinc concentrate:
Tonnes produced	1,361	1,687	2,944	2,788
Concentrate grade:
Silver (grams per tonne)	483	348	470	393
Zinc	45%	48%	44%	47%
Production – contained metal:
Silver (ounces)	458,472	464,324	1,040,257	911,848
Lead in lead con (pounds)	3,661,412	4,074,122	8,591,724	7,667,037
Zinc in zinc con (pounds)	1,340,557	1,770,159	2,856,343	2,881,214
Sales volumes by payable metal:
Silver (ounces)	532,095	470,023	1,073,037	856,106
Lead (pounds)	4,544,254	4,119,866	9,199,068	7,299,785
Zinc (pounds)	1,232,019	1,761,119	2,672,461	2,471,019
Cash costs of production[2]
Per ounce of payable silver produced	$15.53	$6.30	$12.99	$7.57

[1]	Revised from the second quarter 2012 ore tonnes mined reported in the production results news release dated July 16, 2012.
[2]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 12 of Alexco’s June 30, 2012 MD&A for explanation and reconciliation.

Keno Hill Exploration

During the second quarter of 2012, Alexco announced an initial resource estimate for each of the Flame & Moth and Bermingham properties in the Keno Hill Silver District (see news release dated June 28, 2012 entitled “Alexco Announces Initial Resource Estimates for Flame & Moth and Bermingham”), resulting in a 52% increase in Alexco’s combined indicated resources at its Keno Hill properties. The Flame & Moth estimated resource comprises newly-defined mineralization below and along strike of historical shallow workings and the structure remains open in all directions, while the Bermingham resource similarly was identified below and along strike of historical open pit and underground development. Both areas are the subject of ongoing aggressive exploration under the current 2012 surface exploration program, with the objective of further updating the estimated resources by early 2013.

The 2012 surface exploration program commenced in late March with two drill rigs mobilized initially, increasing to four by the end of April. The primary focus of the program to date has been at the Flame & Moth and Bermingham properties, as well as targets on the Elsa-Husky trend, and as of June 30, 2012 approximately 10,700 meters had been drilled of a total approximately 22,500 surface meters planned for the full season.

Rehabilitation of the historical Lucky Queen workings is continuing, and Alexco is in the process of developing access to the historical Onek workings, both with the objective of enabling advanced exploration drilling from underground to support mine planning and development decisions.

Financial Position

Alexco’s cash and cash equivalents at June 30, 2012 totaled $31,941,000 compared to $36,795,000 at March 31, 2012, while net working capital totaled $32,176,000 compared to $42,955,000 for the same dates respectively. The decrease in net working capital primarily reflects the expenditure levels on Keno Hill District exploration activity during the quarter plus rehabilitation and access development activity at the historical Lucky Queen and Onek mines, and the lack of offsetting contribution from the quarter’s operating activities. The decrease in cash and cash equivalents was less than the decrease in net working capital due to net realizations of accounts receivable and inventories.

Change in Personnel

Alexco reports that Senior Vice President, Engineering and Corporate Development Tom Fudge will be leaving the Company to pursue other opportunities. Mr. Fudge’s duties at the Keno Hill properties will be taken on by Alexco’s Chief Operating Officer, Brad Thrall. Nauman said, “We very much appreciate Tom’s hard work and dedication and wish him the best in future endeavors.”

Financial Report and Conference Call for Second Quarter 2012

Full details of the financial and operating results for the second quarter of 2012 are described in Alexco’s interim condensed consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 11 a.m. Eastern (8 a.m. Pacific) on Wednesday, August 8, 2012. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through August 15, 2012, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #396537

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 -

Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.